Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Nasdaq, Inc. for the registration of debt securities, guarantees of debt securities, shares of preferred stock, shares of common stock, warrants, subscription rights, depositary shares, purchase contracts, and units and to the incorporation by reference therein of our reports dated February 28, 2018, with respect to the consolidated financial statements of Nasdaq, Inc. and the effectiveness of internal control over financial reporting of Nasdaq, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

April 27, 2018